Exhibit 1

FOR IMMEDIATE RELEASE	04 March 2013

WPP PLC (“WPP”)

WPP acquires john st. a leading creative agency in Canada

LONDON—WPP (NASDAQ:WPPGY), the world’s leading communications services group, announces that it has acquired john st., one of Canada’s top creative agencies.

Founded in 2001 and based in Toronto, john st. employs approximately 100 people and has unaudited revenues for the year ended 31 December 2012 of approximately $14.0 million, with gross assets at the same date of $5.5 million. Clients include AstraZeneca, Kruger, ING Direct, Maple Leaf Foods and Tata.

Over the last 12 years, john st. has built an international reputation as one of Canada’s leading innovative creative agencies. It was recently named Silver Agency of the Year as well as Silver Digital Agency of the Year by Strategy, a leading Canadian marketing publication.

The acquisition of john st. strengthens WPP’s presence in Canada. “We see enormous value in being part of WPP,” says Arthur Fleischmann President of john st. “We’ll now be able to augment our current services in areas that clients are asking for, such as media, direct and public relations.”

WPP is the leading communications services group in Canada. WPP remains committed to building and broadening its client offer in the mature economies of the world. Collectively (including associates), the Group has revenues of US $450 million and employs more than 2,500 people in Canada. WPP companies represented in the market include JWT, Ogilvy, GroupM, Hill+Knowlton Strategies and Burson-Marsteller. In 2010, WPP’s wholly-owned subsidiary Young & Rubicam Group acquired the Toronto-based TAXI creative network.

Contact:

Feona McEwan, WPP. Tel +44 207 408 2204

Kevin McCormack, WPP Tel +1 (212) 632 2239

About WPP

WPP is the world’s largest communications services group with billings of $70.5 billion and revenues of $16.5 billion in 2012. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; consumer insight; public relations and public affairs; branding and identity; healthcare communications; direct, digital, promotion and relationship marketing and specialist communications. The company employs over 165,000 people (including associates) in over 3,000 offices in 110 countries. For more information, visit www.wpp.com.